UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2024

Commission File Number: 001-36898

Colliers International Group Inc.
(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-277184).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit
99.1	Material Change Report dated March 4, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.
Date: March 4, 2024	By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer